EXHIBIT 99.1

Alvarion (in Receivership and Interim Liquidation) Provides Update Regarding TASE Listing

ROSH HA'AYIN, Israel, Feb. 13, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and interim liquidation) (OTCQB:ALVRQ) announced today that by letter dated February 10, 2014, the Company was notified that the Board of Directors ("BOD") of the Tel Aviv Stock Exchange ("TASE") has determined, that in light of the trading suspension in the Company's ordinary shares on NASDAQ and in accordance with the TASE's rules, trading in the Company's ordinary shares on the TASE will continue to be suspended.

Furthermore, if the Company's ordinary shares are delisted from NASDAQ, the suspension of the trading in the Company's ordinary shares on the TASE will continue due to the receivership proceedings. If conditions to renew trading on the TASE will not be met within 24 months from the commencement of the suspension of trading on the TASE (namely, by January 15, 2016), the Company's ordinary shares will be delisted from the TASE, without further deliberation by the TASE BOD. Prior to being delisted from TASE, the TASE will allow for four (4) days of trading, unless the general manager of the TASE, or his/her representative, decides otherwise.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com